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                                                               EXHIBIT (a)(1)(D)

This email confirms our receipt of your Election Form, which sets forth your election to exchange your Eligible Option Grant in the Vari-L Stock Option Exchange Program. This email does not serve as a formal acceptance by Vari-L of the option designated on your Election Form for exchange. The procedure for acceptance of an Eligible Option Grant for exchange is described in the Offer to Exchange previously made available to you.

You may contact Dannette Boyd at dboyd@vari-l.com or at (303) 371-1560 x448 to request a copy of your stock option account. The exchanged Eligible Option Grant will be reflected on your stock option account as cancelled, and represent your right to receive a Replacement Option in accordance with the terms of the Offer to Exchange.

Please note that you will not have the right to exercise all or any part of the cancelled option after the date of your Election Form.

Your election to exchange your Eligible Option Grant may be withdrawn or changed at any time prior to 12:00 midnight, U.S. Mountain Time, on May 23, 2002, the Expiration Date of the Offer to Exchange.

Please do not respond to this email. You may email questions about the Offer to Exchange to dboyd@vari-l.com or call Dannette Boyd at (303) 371-1560 x448.



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